Exhibit 99.1

‘Realm of Ink’《墨境》Obtains Prestigious Certificate of Merit at the 4th Hong Kong Game Enhancement and Development Scheme

SINGAPORE, April 02, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced that one of the games in its publishing portfolio through its wholly-owned subsidiary, 4Divinity, “Realm of Ink” 《墨境》, a visually stunning and immersive game from LEAP Studio, has earned a prestigious Certificate of Merit in the 4th Hong Kong Game Enhancement and Development Scheme (“GEPS”). This recognition places “Realm of Ink” among one of the most outstanding games of the year, as it stood out from hundreds of applicants for its exceptional creativity, design, and innovation.

The prestigious Certificate of Merit under GEPS is awarded by the Hong Kong Digital Entertainment Association (“HKDEA”) to assist local studios in developing and promoting top-notch games. As one of the game developers selected for the 2024 GEPS subsidy and a proud recipient of this prestigious award, LEAP Studio was able to present the game at the 2024 Tokyo Game Show and is entitled to receive up to HKD 550,000 (approximately SGD 94,000 or USD $70,000) and expert guidance from certain seasoned industry professionals.

“We are incredibly proud to see ‘Realm of Ink’ receive the recognition it deserves through the GEPS Certificate of Merit,” said Sebastian Toke, Group CEO of GCL. “This milestone is not only a testament to the creativity and dedication of LEAP Studio but also a reflection of the passion and commitment of our entire team. We believe that this game, combining traditional art with innovative mechanics, will offer a new gaming experience and we are excited for the journey ahead. GCL remains committed to supporting ‘Realm of Ink’ as it continues to develop aiming to capture the hearts of players worldwide.”

“We are deeply honored and excited to be recognized with this award and are immensely grateful to the HKDEA for its ongoing support of local game developers,” said Ningkun Dai, Founder and CEO of LEAP Studio Limited. “Beyond the recognition, LEAP Studio is also empowered by its strategic partnership with GCL. This collaboration provides invaluable resources including access to GCL’s vast network, setting the stage for global success. We are confident that this partnership, along with the GEPS award recognition, will help solidify LEAP Studio’s position as a rising force in the global gaming industry.”

“Realm of Ink” is an exciting 2.5D roguelike action game with an innovative ink-inspired art style and mechanics. The game is set to launch in November 2025 on Steam.

Download “Realm of Ink” here:

https://store.steampowered.com/app/2597080/Realm_of_Ink/

About GCL Global Holdings Ltd

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About 4Divinity

4Divinity is a digital and retail games publishing company and a wholly owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region.

About LEAP Studio Limited

Leap Studio Limited, a Hong Kong-based game developer, is dedicated to creating innovative PC and console games. With research and development hubs in Beijing, Xi’an, and Hefei, the company thrives on youthful passion—over 90% of its team is under 30. The name “Leap” translates to “absurdity” in Chinese, inspired by Søren Kierkegaard’s Leap of Faith, reflecting the belief that true conviction is the key to crafting groundbreaking, era-defining experiences.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aummedia.org
(646) 652-7185

A photo accompanying this announcement is available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/96e17842-364f-4e65-9dc4-27d23c176a75

Team Receiving Certificate of Merit

4th Hong Kong Game

Enhancement and

Development Scheme